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EXHIBIT B

PAINEWEBBER R&D PARTNERS II, L.P.


LETTER TO LIMITED PARTNERS

To Our Limited Partners:

PaineWebber R&D Partners II, L.P. ("R&D Partners II" or the "Partnership") is nearing its final stage with the potential commercialization of three of its products on the near horizon. R&D Partners II was structured as a diversified portfolio of product development programs with the expectation that a portion of the products under development would become commercially successful. In 1995, products in programs with two biotechnology companies, Centocor, Inc. ("Centocor") and Genzyme Corporation ("Genzyme") yielded exciting results in late-stage clinical trials. Both companies are now preparing to file data with the U.S. Food and Drug Administration ("FDA") for review of their respective products. If any or all of the three products receive marketing approval from the FDA and begin to generate revenues, the sponsor companies are obligated to make cash payments to R&D Partners II.

Centocor made two separate announcements regarding the status of the clinical development of ReoPro<trademark> in December 1995. ReoPro is an anticlotting drug intended to reduce acute cardiac ischemic complications in patients undergoing angioplasty. ReoPro received marketing approval from the FDA in 1994 for use in the reduction of acute cardiac complications, but only in patients undergoing angioplasty procedures who are at high risk for abrupt artery closure. In 1995, Centocor announced results of two separate trials of ReoPro targeted toward the larger, general angioplasty market.

First, Centocor announced positive findings at its first interim analysis of 1,500 patients in the 4,800-patient Epilog trial for ReoPro. According to Centocor, the data from the Epilog trial provides strong evidence for protection from death and heart attack, even in routine elective coronary angioplasty procedures. Second, Centocor announced that it halted the 1,400-patient Capture trial for ReoPro due to positive findings at an interim analysis of 1,050 patients. The Capture trial was being conducted in refractory unstable angina patients scheduled for percutaneous transluminal coronary angioplasty. Both of the interim analyses results were reviewed by independent Safety and Efficacy Monitoring Committees which analyzed the data for the trials' primary endpoints: death, myocardial infarction and, in the Capture trial, the need for urgent intervention within 30 days. The committees concluded that the trials should be stopped since efficacy exceeded the current stopping rule. Centocor plans to file a New Drug Application ("NDA") with the FDA by the end of 1996.

Genzyme has submitted Pre-Market Approval ("PMA") applications with the FDA for review of two of the products in R&D Partners II's program, Seprafilm<trademark> and Sepracoat<trademark>. The PMA application for Seprafilm will be for use in both abdominal and pelvic operations based on data from a pivotal multi-center study and a previous trial in abdominal surgery. Genzyme is developing Seprafilm to inhibit adhesion formation in a wide range of abdominal and pelvic

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PAINEWEBBER R&D PARTNERS II, L.P.


operations. Seprafilm is a hyaluronic acid ("HA")-based bioresorbable film which is applied after surgery around traumatized tissues to prevent adhesions prior to closure of the surgical site. The results of the gynecologic surgery study, announced in September, revealed that gynecologic surgery patients treated with Seprafilm had significantly fewer postoperative uterine adhesions than did an untreated control group. The study also revealed that adhesions in the Seprafilm group covered significantly less surface area of the uterus, and uterine adhesions in the Seprafilm group were significantly less extensive and severe.

In January 1996, Genzyme filed a PMA with the FDA to market Sepracoat for use in abdominal, gynecologic and cardiovascular surgical procedures. Genzyme's Sepracoat is a second formulation of Genzyme's HA-based surgical products used to coat exposed organs during surgery. According to Genzyme, the data of this separate trial revealed that patients using Sepracoat have a significantly lower incidence of postoperative adhesions than did patients who received placebo in a randomized blinded clinical trial. Genzyme was notified by the FDA that the regulatory agency will expedite its review of the PMAs for both Sepracoat and Seprafilm.

R&D Partners II was formed in 1987 and invested in a portfolio of ten product development programs. Of the ongoing programs, we expect that those with Centocor and Genzyme will be the most successful. The remaining ongoing program that is being sponsored by Amgen Boulder Inc. ("Amgen Boulder" formerly "Synergen, Inc.") is conducting a Phase II clinical trial of Antril<trademark>, a product sponsored by R&D Partners II, for potential use in the treatment of rheumatoid arthritis which is expected to be completed in 1996. The results from this trial will indicate to Amgen Boulder whether or not it will proceed into a Phase III trial of Antril for this disease.

The following programs of R&D Partners II which have concluded generated significant returns. The program with Cygnus, Inc. ("Cygnus") was purchased back by Cygnus in 1994. R&D Partners II committed $5.5 million to Cygnus and received 1,529,941 shares of common stock from Cygnus, representing approximately $13.0 million in value on the date of distribution (May 16, 1995). Since the distribution of 182 shares of Cygnus common stock per $10,000 investment in R&D Partners II, the value of the Cygnus common stock has ranged from $1,025 to $4,301. R&D Partners II invested $5.9 million in the common stock of Alkermes, Inc.("Alkermes") which was distributed to investors as it became unrestricted. The available gain from the 118 shares of distributed Alkermes common stock has ranged from $997 to $1,218 per $10,000 investment in R&D Partners II. The product development program with Genentech, Inc. ("Genentech") was terminated in 1991 when the product under development was deemed unlikely to be commercially viable. R&D Partners II invested approximately $5.0 million in the Genentech program. The Partnership retained its warrant connected with the program which had a value of $5.4 million when it was distributed to investors. The available gain from the distributed Genentech warrant has ranged from $378 to $819 per $10,000 investment in R&D Partners II.

R&D  Partners  II's  less successful  programs  include  those  with  Cadre
Technologies,  Inc.  ("Cadre"),   Compression  Labs,  Inc.  ("CLI"),  Focus
Surgery, Inc. ("Focus") and Rogers

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PAINEWEBBER R&D PARTNERS II, L.P.


Corporation ("Rogers"), all of which have been either terminated or are near termination. In the program with Cadre, product sales of Ensemble<trademark> peaked at a low level and are expected by Cadre to continue to decline. R&D Partners II received $843,000 in payments from Cadre based on sales of Ensemble but expects only minimal future revenues from this program. R&D Partners II holds a warrant to purchase 625,000 shares of Cadre common stock. In December 1995, Bachman Information Systems, Inc. ("Bachman") announced a merger agreement with Cadre with an expected closing in April 1996. The Cadre warrant will convert into Bachman warrants at a conversion ratio that is yet to be finalized. The program with CLI suffered a serious setback when the AT&T Videophone which applied the technology developed by R&D Partners II, was not commercially viable due to pricing and functionality problems and further marketing efforts for the product were abandoned by the company. The available gain from the distributed CLI warrants ranged from $0 to $1,153 per $10,000 investment in R&D Partners II. In the program with Focus{1}, Focus has announced the signing of a letter of intent with Takai Hospital Supply Co. for the sale of all of the assets of Focus. Simultaneously, Focus filed for protection under Chapter 11 of the U.S. Bankruptcy Code. R&D Partners II will continue to maintain its rights to the technology developed under the Focus program agreement. R&D Partners II holds warrants to purchase the common stock of OEC Medical Systems, Inc. ("OEC") in connection with the Focus program. If the stock price of OEC exceeds the warrant strike price of $12.70 per share, the warrants will be distributed to investors. On the date of this writing, OEC common stock traded at a price of $10.625 per share under the symbol "OXE" on the New York Stock Exchange. R&D Partners II program with Rogers to develop multichip modules was terminated in 1990. In 1994, R&D Partners II sold the Rogers warrant for $723,900 and distributed proceeds to limited partners.

In addition to potential returns from product development programs, investors have received stock and warrants from R&D Partners II . With the overall improvement in the value of biotechnology stocks in general in 1995, the distributed common stock and warrants offered investors the opportunity to realize substantial gains. In 1995, the total value of the distributed equity from the Partnership ranged{2} from $2,338 to $9,213 per $10,000 investment. The value of the distributed common stock and warrants based on the respective dates of distribution is $7,297.

Cash distributions from inception of the Partnership to date total $1,585 per $10,000 investment.


**FOOTNOTES**

     {1} R&D Partners II originally invested in Diasonics, Inc. which completed a major restructuring in 1993 resulting in three separately traded companies: Focus, Inc., OEC Medical Systems, Inc. and Diasonics Ultrasound. R&D Partners II's product development program is with Focus Surgery, Inc. and its warrant is to purchase the common stock of OEC Medical Systems, Inc.

     {2} The value of distributed warrants varies depending on the market price of the underlying common stock when an individual investor sells the common stock.


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PAINEWEBBER R&D PARTNERS II, L.P.


For 1995, R&D Partners II made cash distributions totalling $130 per $10,000 investment. We expect cash distributions to continue if products from the ongoing product development programs are approved for marketing and generate revenues.

Thank you for your continued interest in R&D Partners II. In an effort to further reduce expenses, we have changed the format of reporting.

Sincerely,



Eugene M. Matalene, Jr.
President
PaineWebber Development Corporation



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AMGEN BOULDER INC.

COMPANY
Amgen Boulder Inc. ("Amgen Boulder," formerly Synergen, Inc. ("Synergen")) was formed as a result of Amgen Inc.'s ("Amgen") acquisition of Synergen in December 1994. The company's research is targeted toward products for inflammatory disorders and neurological diseases. Amgen acquired Synergen through a cash tender offer of $9.25 per share of all outstanding shares of Synergen common stock. Amgen Boulder has continued the clinical development of Antril<trademark> which was being conducted by Synergen before the acquisition took place. Currently, a Phase II clinical trial of Antril in rheumatoid arthritis patients is underway in Europe.

PROGRAM
R&D Partners II committed $4.5 million to Synergen Clinical Partners, L.P., a $52.5 million limited partnership, formed to fund the development and human clinical trials of Antril, the recombinant form of IL-1ra, a naturally occurring anti-inflammatory human protein that may play a significant role in the treatment of rheumatoid arthritis. Synergen Clinical Partners, L.P.'s interests in Antril are now held by Amgen Boulder.

Preliminary findings from the first Phase II clinical trial of Antril indicate it may have anti-inflammatory activity and may have a clinical benefit in patients with a long history of the disease. A second Phase II trial for rheumatoid arthritis is currently ongoing in Europe and is expected to be completed in the early 1996.

WARRANT
R&D Partners II distributed the Synergen warrant to investors in March 1993. As a consequence of the acquisition of the company, there is no longer outstanding Synergen common stock.

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CENTOCOR, INC.{3}

COMPANY
Centocor is a biotechnology company committed to developing innovative therapeutic and diagnostic products to advance medical practice. Centocor concentrates on research, development, and manufacturing, with a technological emphasis on monoclonal antibodies and peptides. It collaborates extensively with academic institutions and other biotechnology companies, which provide product development, and with major healthcare corporations, which commercialize Centocor products.

In 1995, Centocor made two important announcements regarding the clinical development of its lead product, ReoPro<trademark>, an anticlotting drug intended to reduce acute cardiac ischemic complications in patients undergoing angioplasty. Two trials testing ReoPro were separately halted after interim analyses revealed positive findings. The Epilog trial provided strong evidence for patients' protection from death and heart attack, even in routine elective coronary angioplasty procedures. The Capture trial was being conducted in refractory unstable angina patients scheduled for percutaneous transluminal coronary angioplasty. Both of the interim analyses results were reviewed by independent Safety and Efficacy Monitoring Committees which analyzed the data for the trials' primary endpoints: death, myocardial infarction and, in the Capture trial, the need for urgent intervention within 30 days. The committees concluded that the trials should be stopped since efficacy exceeded the current stopping rule. Centocor plans to file a Product License Application with the FDA by the end of 1996.

PROGRAM
R&D Partners II committed $12.0 million to Centocor Partners III, L.P., a $54.2 million limited partnership formed to conduct the development and human clinical trials of two monoclonal antibody-based products: ReoPro and Capiscint<trademark>. Development efforts for Capiscint have been ceased. ReoPro is currently being sold in the U.S. by Centocor's marketing partner, Eli Lilly & Co. ("Lilly").

ReoPro received marketing approval from the FDA in 1994 for use in the reduction of acute cardiac complications in patients undergoing angioplasty procedures who are at high risk for abrupt artery closure. In 1995, Centocor announced results of two separate trials of ReoPro targeted toward the larger, general angioplasty market. Centocor plans to make the appropriate filings with the FDA in 1996 requesting marketing approval of ReoPro with a broad-based label. R&D Partners II is entitled to receive payments based on Centocor's revenues from ReoPro.

**FOOTNOTES**

     {3}In July 1995, R&D Partners II commenced an action against Centocor arising out of Centocor's transaction with Lilly. Centocor entered into a set of agreements with Lilly on July 15, 1992, for the stated purposes of Lilly making an equity investment in Centocor and furthering the testing and eventual distribution of Centoxin, a Centocor drug. Pursuant to those agreements, Lilly paid Centocor a total of $100 million, and Centocor conveyed to Lilly, among other things, two million shares of Centocor common stock, exclusive marketing rights to Centoxin, and an option to acquire exclusive marketing rights to ReoPro<trademark>. R&D Partners II believes, among other things, that part of the $100 million paid by Lilly constitutes revenues to Centocor from the licensing, sublicensing and/or sale of ReoPro, and that Centocor is obligated to pay a percentage of that part to the limited partners of Centocor Partners III, L.P. It is impossible to project when the Centocor issue will be resolved. Our intention is to fairly represent the limited partners' best interests in a timely manner.



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WARRANT
R&D Partners II distributed the Centocor warrant in March 1992. Investors received a warrant to purchase 116 shares of Centocor common stock per $10,000 investment in R&D Partners II with an exercise price of $14.115 per share through February 1993 and $16.655 per share from March 1993 through February 1995. Based on the closing price of $32.50 per share on the date of distribution and the initial exercise price of $14.115 per share, a warrant to purchase 116 shares of Centocor common stock had a value of approximately $2,133 per $10,000 unit . In June 1992, R&D Partners II distributed 22 shares of Centocor common stock per $10,000 unit which had a value of approximately $305 on the date of distribution. The available gain from the distributed Centocor warrant and common stock has ranged from $116 to $3,781 per $10,000 investment in R&D Partners II.


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GENZYME CORPORATION

COMPANY
Genzyme Corporation ("Genzyme") is an international, diversified health care products company with a focus on developing innovative products and services for major unmet medical needs. The company's General Division markets Ceredase<reg-trade-mark> and Cerezyme<reg-trade-mark> replacement enzymes for the treatment of Gaucher disease. It also develops and markets surgical and diagnostic products, genetic diagnostic services, and pharmaceuticals.

In  1995,  Genzyme  announced  positive findings from its pivotal multi-center clinical studies testing two of its HA-based surgical aids, Seprafilm<trademark> and Sepracoat<trademark>. In the Seprafilm study, Genzyme found that gynecologic surgery patients treated with Seprafilm bioresorbable membrane had 37% fewer adhesions to the uterus than patients who were not treated with the membrane and in the abdominal study, patients treated with Seprafilm had 63% fewer adhesions than the untreated group. Additionally, 51% of patients treated with Seprafilm developed no adhesions to the area where the product was placed. In the Sepracoat study, testing the product for use in abdominal, gynecologic and cardiovascular surgical procedures, the data revealed that patients using Sepracoat had a significantly lower incidence of postoperative adhesions than did patients who received placebo. Genzyme submitted PMA applications with the FDA for review of Seprafilm and Sepracoat in October 1995 and January 1996, respectively. Seprafilm is a HA-based bioresorbable film which is applied after surgery around traumatized tissues to prevent adhesions prior to closure of the surgical site. Sepracoat is a second formulation of Genzyme's HA-based surgical products used to coat exposed organs during surgery. Genzyme was notified by the FDA that the regulatory agency will expedite its review of the PMAs for both products.

PROGRAM
R&D Partners II committed $5.0 million to Genzyme Development Partners, L.P. ("GDP"), a $36.8 million limited partnership formed to conduct the development and human clinical trials of surgical products based on HA. These products are designed to reduce the incidence and severity of adhesions, a serious post-operative complication.

Under the terms of the GDP agreement, upon the triggering of certain events, Genzyme has the option to purchase the GDP interests under which GDP is entitled to receive 10% of revenues from sales of the products in the U.S. and Canada and, under certain conditions, 6% of sales in Europe, for ten years following the exercise of the purchase option. In February, Genzyme proposed an alternative offer to GDP limited partners under which Genzyme would acquire all the assets of GDP for approximately $93.0 million. A Special Committee of the Independent Directors of the General Partner of GDP, which includes officers of PaineWebber, Inc., is considering the offer but, as of March 6, 1996, has not endorsed or rejected the offer.

WARRANT
R&D Partners II distributed the Genzyme warrants in June 1992. Investors received a warrant to purchase 22 shares at $16.01 per share and a warrant to purchase 10 shares at $22.91 per share, per $10,000 investment in R&D Partners II, all exercisable through October 1996. Based on the closing price of $49.50 per share on the date of distribution, the distributed warrants to purchase 32 shares of Genzyme common stock had a value of approximately $1,003. The available gain from the distributed Genzyme warrants has ranged from $187 to $1,851 per $10,000 investment in R&D Partners II.